Exhibit 99.4

BNY: PO BOX 505006, Louisville, KY 40233-5006 Your vote Matters Have your ballot ready and please use one of the methods below for easy voting: Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions. Jianzhi Education Technology Group Company Limited Extraordinary General Meeting of Shareholders For Shareholders of record as of March 20, 2026 Monday, April 20, 2026 9:00 p.m., Beijing Time 15F, Tower A, Yingdu Building, Zhichun Road, Haidian District, Beijing, People’s Republic of China Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 p.m. (New York time) on April 15, 2026 Jianzhi Education Technology Group Company Limited Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. (New York time) on April 15, 2026) The undersigned holder of American Depositary Shares (“ADSs”) representing ordinary shares (the “Shares”) of Jianzhi Education Technology Group Company Limited (the “Company”) hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so for practicable, to vote or cause to be voted the amount of Shares or other deposited securities represented by such ADSs registered in the name of the undersigned on the books of the Depositary as of the close of business on March 20, 2026 at the Extraordinary General Meeting of Shareholders of the Company to be held on at 9:00 p.m., Beijing Time, on Thursday, April 20, 2026 at 15F, Tower A, Yingdu Building, Zhichun Road, Haidian District, Beijing, People’s Republic of China (and at any adjournment thereof), in respect of the resolutions specified on the reverse side. NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that the Depositary will not vote or attempt to exercise the right to vote attached to the ADSs other than in accordance with the instructions set forth in this form. PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Copyright © 2026 BetaNXT, Inc. or its affiliates. All Rights Reserved

Jianzhi Education Technology Group Company Extraordinary General Meeting of Shareholders Please make your marks like this: PROPOSAL ORDINARY RESOLUTION To approve the increase of authorized share capital. Please refer to the notice of the EGM for the full text of this resolution. SPECIAL RESOLUTION To approve the adoption of third amended and restated memorandum of association and articles of association of the Company. Please refer to the notice of the EGM for the full text of this resolution. Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Date